

July 31, 2013

Via E-Mail
Raul Revuelta Musalem
Chief Financial Officer
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
Avenida Mariano Otero No. 1249-B
Torre Pacífico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, Mexico

> **Re:** **Grupo Aeroportuario del Pacífico, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 15, 2013**
> **File No. 001-32751**

Dear Mr. Revuelta:

We have reviewed your filing and have the following comment. Please respond to this letter within 10 business days by providing the requested information so we may better understand your disclosure. After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 7. Trade accounts receivable, F-28

1. We note the allowance for doubtful accounts is a significant percentage of the trade accounts receivable balance for each year presented. From prior disclosures, it appears a large portion of the allowance is comprised of accounts that were reserved for in 2008, 2009 and 2010. Please tell us the most material trade accounts receivables that comprise the allowance at December 31, 2012, when such accounts were reserved, the status of these accounts and why it is appropriate to continue to record these receivables and the related allowance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief